**ISSUES PRESENTED FOR CONSIDERATION BY WAY OF POSTAL BALLOT**

# INFOSYS LIMITED

**August 22, 2018**

Please vote, sign, date and mail your proxy card in the envelope provided so that your vote is received on or before August 17, 2018 at 10:00 a.m. EST

↓ Please detach along perforated line and mail in the envelope provided. ↓

000333300000000000000 2 082218

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL RESOLUTIONS.**
**PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE** ☒

| | FOR | AGAINST |
|---|---|---|
| 1. Increase in authorized share capital to enable issue of bonus shares | ☐ | ☐ |
| 2. Alteration of Clause V of Memorandum of Association | ☐ | ☐ |
| 3. Approval for the issue of bonus shares | ☐ | ☐ |
| 4. Appointment of Michael Gibbs as an Independent Director | ☐ | ☐ |

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

**Note:** Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.